Christopher D. Menconi
Direct Phone:+1.202.373.6173
Direct Fax:+1.202.373.6001
chris.menconi@bingham.com

June 19, 2013

VIA EDGAR
Mr. John Grzeskiewicz
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:       Exchange Traded Concepts Trust (File Nos. 333-156529 and 811-22263) (the “Registrant”); Post-Effective Amendment No. 55 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 55”)

Dear Mr. Grzeskiewicz:

This letter responds to Staff comments on Amendment No. 55, which you provided in a telephonic discussion with Abby Bertumen on Thursday, May 30, 2013.  Amendment No. 55 was filed with the Securities and Exchange Commission (the “Commission”) on April 16, 2013 pursuant to Rule 485(a)(1) under the Securities Act of 1933 for the purpose of making material changes to the disclosure relating to the Sustainable North American Oil Sands ETF (the “Changes”).  The Changes are expected to occur at or about the time when Amendment No. 55 becomes effective and will result in, among other changes, a change in the name of the Sustainable North American Oil Sands ETF (the “Oil Sands ETF”) to the YieldShares High Income ETF (the “Fund”).

Summaries of the Staff’s comments and our responses thereto on behalf of the Registrant are provided below.  Capitalized terms not defined herein should be given the meaning provided in Amendment No. 55.

Prospectus

1.   Comment:     If any of the Staff’s comments remain unresolved at the time Amendment No. 55 currently is scheduled to become effective, the Staff requests that the Registrant delay the effective date until such comments are resolved.  Additionally, the Staff requests that the response letter be filed a few days in advance of the date on which the Fund is scheduled to become effective to provide the Staff with an opportunity to review the responses.

Response:     The Registrant will comply with the Staff’s requests.  The Registrant wishes to resolve the Staff’s comments in a timely manner so as not to have to delay the desired effective date of June 21, 2013.

Mr. John Grzeskiewicz
June 19, 2013

2.   Comment:      Please confirm in your response letter that existing shareholders have been notified of the impending Changes to the Fund.  Additionally, please confirm in your response letter that, to the extent the Changes to the Fund will require a significant sell-off of portfolio securities, existing shareholders have been informed of the tax consequences and additional costs associated with this sale of portfolio securities.

Response:     We confirm that existing shareholders have been notified of the impending Changes.  A supplement to the Fund’s prospectus and SAI, describing the Changes (e.g., changes in the Fund’s underlying index, name, investment objective, non-fundamental investment policy, investments, and fees) was filed with the SEC on April 18, 2013 and mailed to existing shareholders.  The Fund expects to re-align the portfolio securities with the new index through the in-kind creation/redemption process.  This approach is expected to minimize to a large extent, or even eliminate, any transaction costs or tax impact.

3.   Comment:     Please explain in your response letter the reasons for not creating a new series in the Trust as opposed to using the Oil Sands ETF.  Additionally, please confirm that the Board considered the best interests of shareholders when determining to approve the Changes to the Oil Sands ETF.

Response:     At the time the Board approved the Changes, the Oil Sands ETF had only $1.2 million in assets.  The ETF’s small size and lack of prospects for growth had been of concern to the Adviser and the Board since shortly after the inception of the ETF in June 2012.  Despite the efforts of the Adviser and the Distributor, the Oil Sands ETF was not able to generate the type of interest in the marketplace that translates into asset flows.  During its existence, the Oil Sands ETF has had only two purchases of Creation Units, and one of those Creation Units was redeemed shortly after the ETF’s commencement of operations.  The two Creation Unit purchases were made by a market maker in connection with the initial seeding of the ETF.

At an in-person meeting of the Board held on December 6, 2012, the Adviser discussed with the Board its continuing concerns about the failure of the Oil Sands ETF to attract assets, explaining that no additional Creation Units had been purchased in the six months since inception of the ETF and that one of the two initial Creations Units had been redeemed.  The Board inquired with the Adviser about the options for an ETF that fails to grow in size.  The Adviser explained that, absent appreciable asset growth, the likely alternatives would be liquidation of the ETF or a change in index and/or strategy to one that is more likely to generate investor interest by filling a need in the marketplace.  The Adviser reminded the Board that the Adviser had contractually committed to limit the expenses of the Oil Sands ETF and that, given the ETF’s small size and absence of growth, the expense of maintaining the ETF should be a consideration in the

Mr. John Grzeskiewicz
June 19, 2013

analysis of future plans for the ETF.  The Adviser informed the Board that it was actively considering options for the ETF, including discussions with a third party that might be interested in sub-licensing a new index for the ETF to track.  The Adviser also informed the Board that it would likely present a proposal for the Board’s consideration at its next meeting.

At the Board’s next meeting, which was held in-person on February 28, 2013, the Adviser reported that the Oil Sands ETF continued to struggle with asset growth, experiencing no Creation Unit purchases since the prior Board meeting, and that the prospects for the future growth of the ETF did not appear optimistic.  The Adviser also discussed with the Board the challenges presented in managing a fund with such a small asset base.  The Adviser then presented the Board with the proposal to change the Oil Sands ETF’s index and name, among other things.  The Adviser explained that the proposal, if approved, would provide the ETF with an opportunity to continue its existence and grow with a new investment focus that investors might find more appealing than the current focus.  The Adviser further explained that before making its proposal to the Board it had also considered other alternatives, including recommending a liquidation of the ETF.  The Adviser and the Board discussed that existing shareholders of the Oil Sands ETF would be given at least 60 days’ notice of the proposed changes and, therefore, an opportunity to “vote with their feet” and exit the ETF if they preferred not to continue as an investor in the ETF.  The Adviser noted that, in a liquidation, existing shareholders would not have the choice of deciding whether to sell their shares or remain with the ETF.  The Adviser also explained that the costs to shareholders associated with making the Changes would be roughly the same or less than the costs of reducing the portfolio to cash and liquidating the ETF. The Adviser also reiterated that expenses of the ETF would continue to be limited at current levels after the Changes are effected and that the unitary management fee would not be increased.  The Adviser explained, however, that the Fund would indirectly bear its pro rata portion of the fees and expenses of the Underlying Funds, which were excluded from the unitary management fee.  Counsel to the Registrant and the Adviser was present in-person at the meeting and discussed with the Board the regulatory considerations involved with the proposal.  After taking all of these and other factors it deemed relevant into account, the Board determined to approve the Changes.

4.   Comment:     Please confirm in your response letter that the new investment objective and investment policies of the Fund will comply with the conditions of the Trust’s existing exemptive order and do not require an amendment to the existing order or a new exemptive order.

Response:     We confirm that the investment objective and investment policies of the Fund comply with the Trust’s existing exemptive order and do not require an amendment to the existing order or a new exemptive order.

Mr. John Grzeskiewicz
June 19, 2013

5.   Comment:     The Staff notes that, after the Changes take effect, the Fund will invest in closed-end investment companies. Please confirm in your response letter that the Fund will rely on Section 12(d)(1)(F) of the Investment Company Act of 1940 (the “1940 Act”) in making such investments.

Response:     The Fund currently intends to rely on Section 12(d)(1)(F) of the 1940 Act in making its investments in closed-end investment companies.  The Fund may, however, rely on different exemptions in the future, to the extent available.

6.   Comment:     In the “Principal Investment Strategies” in the Prospectus, please clarify that although the Underlying Funds are all domestically traded closed-end funds, the Underlying Funds themselves may invest in foreign securities, including not only American Depositary Receipts, but also direct investments in securities of foreign issuers.

Response:     The requested change will be made.

7.   Comment:     The Staff notes that eligible Index constituents are ranked according to, among other factors, “fund yield.”  Please confirm in your response letter that “fund yield” is not the same as “distribution yield,” which could potentially include a return of capital.  If “fund yield” does mean “distribution yield,” please disclose in the Prospectus that fund yield could include a return of capital.

Response:     The factor “fund yield” does take into account all distributions made by eligible closed-end fund constituents.  The disclosure in the Prospectus will be revised accordingly.

8.   Comment:     Please provide the following information regarding the Index: (1) in your response letter, whether the Index was created specifically for the Fund or the Adviser; and (2) in the Prospectus, whether there will be a website or other publicly accessible source on which information on the Index can be found, particularly Index components.

Response:     The Index was created by the Index Provider in partnership with the Fund Sponsor and was not specifically created for the Fund or the Adviser.  Rather, the Index was created to provide the market with a measure of the performance of high income producing closed-end funds, as determined by the Methodology, with the intention that it would be tracked by ETFs, other investment companies and other types of investors.  Although the Fund Sponsor contributed to the creation of the Index, the Fund Sponsor has no role in its administration, maintenance, or calculation.  The Index is solely the property of the Index Provider.  Currently, the Fund is the only product that will utilize the

Mr. John Grzeskiewicz
June 19, 2013

Index. Information regarding the Index, including the Index components, will be published on www.ise.com., which is disclosed in the Prospectus.

9.   Comment:     The Staff noted that the Fund Sponsor will, in addition to sub-licensing the Index to the Fund and assuming the obligation of the Adviser to pay the Fund’s expenses, “provide marketing support for the Fund, including but not limited to, distributing the Fund’s materials and providing the Fund with access to and the use of the Sponsor’s other marketing capabilities.”  Please explain in your response letter whether the Fund Sponsor’s activities are distribution activities that would require it to register as a broker-dealer.  If the Fund Sponsor’s activities are not considered distribution activities, please explain the reasons why in your response letter.  If the Fund Sponsor is considered to be engaged in distribution activities, please indicate in your response letter whether the Fund Sponsor is registered as a broker-dealer and whether the Financial Industry Regulatory Authority (“FINRA”) has reviewed the Fund Sponsor’s arrangement with the Fund.  Please also explain what is meant by “other marketing capabilities.”

Response:     We have considered the proposed marketing support activities of the Fund Sponsor and, given the limitations on their scope and the lack of transaction-based compensation, determined that the Fund Sponsor should not be viewed as engaging in distribution activities requiring registration as a broker-dealer.  The Fund Sponsor will limit its activities such that it will refer only to the Index, and not the Fund, in its written and verbal communications with the public.  Moreover, the Fund Sponsor will not directly interface with potential retail investors.  Rather, the Fund Sponsor will limit its contact to advisers and others in order to provide information about the Index.  To the extent any person expresses interest in potentially purchasing shares of the Fund, the Fund Sponsor will refer them to the Fund’s Distributor.  Finally, the Fund Sponsor will not effect transactions in Fund shares nor handle customer funds or orders.  “Other marketing capabilities” include the Fund Sponsor’s use of print and electronic media to discuss the Index and the benefits of tracking the performance of closed-end funds.

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The Registrant acknowledges the Commission’s press release, dated June 24, 2004 (“Press Release”), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it.  In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the

Mr. John Grzeskiewicz
June 19, 2013

Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  Registrant further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

Please do not hesitate to contact the undersigned at 202.373.6173 or Abby Bertumen at 202.373.6095 if you have any questions concerning the foregoing.

Sincerely,

/s/ Christopher D. Menconi

Christopher D. Menconi